NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

07024897

SEC MAIL RECEIVED
JUN 1 · 2007
WASH, D.C. 185

June 11, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated June 11, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

for BARBARA O'NEILL

dw 7/5

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No
82-3874

NEWS RELEASE **JUNE 12, 2007**

News Release: 07-07 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Intersects 41 meters of 0.036% Molybdenum and 0.334% Copper

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the assay results for the recently completed diamond drill program on its CR copper – molybdenum project, located near Houston, British Columbia.

The seven hole drill program has further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

2007 CR Program Significant Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	217.0	300.0	83.0	0.347	0.025	1.68	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic Porphyry
07CR-14	7.5	102.0	94.5	0.447	0.014	2.44	Felsic Porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic Porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic Porphyry
07CR-14	144.0	188.0	44.0	0.313	0.025	1.35	Felsic Porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	269.00	293.00	24.0	0.324	0.016	1.89	QFP and Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
Includes	283.00	293.00	10.0	0.478	0.008	1.84	Andesite

The South porphyry was tested with drill holes 07CR-14 and 07CR-15 with significant mineralized intercepts both at surface and at depth. The Company notes that drill hole 07CR-15 ended in high molybdenum values.

Diamond drill holes 07CR-11 through 07CR-13 tested the contiguous West zone, which was discovered in the 2005 drilling campaign. Drill holes 07CR-09 and 07CR-10 stepped out along strike to the west to test for further extensions of the porphyry body. Drill hole 07CR-10 was abandoned early due to deteriorating drill pad conditions and did not reach its target depth.

The 2007 drilling outlined the strongly mineralized potential of the South porphyry and the drilling on the West zone has discovered at least two previously unknown normal faults. These faults have down dropped higher levels of the South porphyry to the current surface topography. The lower levels of the porphyry appear to be better mineralized than the upper levels which have been encountered to date on the West zone.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both the units are observed to host widespread copper and molybdenum mineralization. The felsic porphyry encountered during the 2007 campaign generally contains stronger mineralization than that observed in the QFP.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock), 2) disseminated and veinlet mineralization in the QFP, 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry and 4) molybdenite-rich stockworks. Intercepts, including 41.0 meters of 0.036% Molybdenum and 44.0 meters of 0.025% Molybdenum are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

The 2007 CR drill program entailed 7 drill holes that totaled 1,900 meters of NQ core. The details of the drill program are outlined on the attached plan map. Manson Creek is very pleased by the results of the 2007 program, as it has identified distinct, higher-grade zones within the South porphyry.

All assay work was performed by ICP at Eco Tech Laboratories of Kamloops, with gold done by standard fire assay method. The samples sent to the lab included blanks and duplicates to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geo.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

Summary of Assays in Porphyry Units and Selected Andesite Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	3.0	195.0	192.0	0.102	0.004	0.64	QFP
07CR-15	195.0	300.0	105.0	0.341	0.023	1.73	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic porphyry
07CR-14	7.5	262.0	254.5	0.291	0.016	1.63	Felsic porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	113.0	283.0	170.0	0.093	0.007	1.70	QFP with minor Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
07CR-13	283.0	293.0	10.0	0.478	0.008	1.84	Andesite
07CR-12	152.5	299.3	146.8	0.109	0.007	1.92	QFP
Includes	193.4	206.3	12.9	0.212	0.008	6.79	QFP
Includes	233.8	243.8	10.0	0.246	0.012	1.84	QFP
Includes	245.8	261.8	16.0	0.125	0.016	0.83	QFP
Includes	265.8	269.8	4.0	0.544	0.005	17.20	QFP
Includes	285.8	299.3	13.5	0.089	0.025	0.52	QFP
07CR-11	186.5	226.5	40.0	0.078	0.006	0.99	QFP with minor Andesite
07CR-11	226.5	272.0	45.5	0.241	0.005	0.88	Andesite

*Drill holes 07CR-09 and -10 did not intersect mineralized porphyry


N
FAULT
FAULT
FAULT
FAULT
SOUTH PORPHYRY
07CR-15
VERTICAL
07CR-14
-70
07CR-09
-45
07CR-10
-60
07CR-11
-50
07CR-12
-65
07CR-13
-55
WEST ZONE
SIMPLIFIED
MINERALIZED
PORPHYRY
PROJECTED
TO SURFACE
0 25 50 100
MANSON CREEK RESOURCES LTD
2007 DRILL COLLAR AND DRILL TRACE
2005 DRILL COLLAR AND DRILL TRACE
2007 CR COPPER MOLYBDENUM
DIAMOND DRILLING PROGRAM
SIMPLIFIED PLAN VIEW

2007 DRILL HOLE DETAIL

Hole	Easting	Northing	Azimuth	Dip	Total
05CR09	641290	6016507	2	-45	260
05CR10	641292	6016494	8	-60	230
05CR11	641404	6016502	0	-50	300
05CR12	641404	6016502	7	-65	300
05CR13	641473	6016514	355	-65	300
05CR14	641781	6016551	5	-70	300
05CR15	641669	6016576	VERTICAL		300

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **JUNE 12, 2007**

News Release: 07-07 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Intersects 41 meters of 0.036% Molybdenum and 0.334% Copper

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the assay results for the recently completed diamond drill program on its CR copper – molybdenum project, located near Houston, British Columbia.

The seven hole drill program has further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

2007 CR Program Significant Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	217.0	300.0	83.0	0.347	0.025	1.68	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic Porphyry
07CR-14	7.5	102.0	94.5	0.447	0.014	2.44	Felsic Porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic Porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic Porphyry
07CR-14	144.0	188.0	44.0	0.313	0.025	1.35	Felsic Porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	269.00	293.00	24.0	0.324	0.016	1.89	QFP and Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
Includes	283.00	293.00	10.0	0.478	0.008	1.84	Andesite

The South porphyry was tested with drill holes 07CR-14 and 07CR-15 with significant mineralized intercepts both at surface and at depth. The Company notes that drill hole 07CR-15 ended in high molybdenum values.

Diamond drill holes 07CR-11 through 07CR-13 tested the contiguous West zone, which was discovered in the 2005 drilling campaign. Drill holes 07CR-09 and 07CR-10 stepped out along strike to the west to test for further extensions of the porphyry body. Drill hole 07CR-10 was abandoned early due to deteriorating drill pad conditions and did not reach its target depth.

The 2007 drilling outlined the strongly mineralized potential of the South porphyry and the drilling on the West zone has discovered at least two previously unknown normal faults. These faults have down dropped higher levels of the South porphyry to the current surface topography. The lower levels of the porphyry appear to be better mineralized than the upper levels which have been encountered to date on the West zone.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both the units are observed to host widespread copper and molybdenum mineralization. The felsic porphyry encountered during the 2007 campaign generally contains stronger mineralization than that observed in the QFP.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock), 2) disseminated and veinlet mineralization in the QFP, 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry and 4) molybdenite-rich stockworks. Intercepts, including 41.0 meters of 0.036% Molybdenum and 44.0 meters of 0.025% Molybdenum are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

The 2007 CR drill program entailed 7 drill holes that totaled 1,900 meters of NQ core. The details of the drill program are outlined on the attached plan map. Manson Creek is very pleased by the results of the 2007 program, as it has identified distinct, higher-grade zones within the South porphyry.

All assay work was performed by ICP at Eco Tech Laboratories of Kamloops, with gold done by standard fire assay method. The samples sent to the lab included blanks and duplicates to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geo.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

Summary of Assays in Porphyry Units and Selected Andesite Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	3.0	195.0	192.0	0.102	0.004	0.64	QFP
07CR-15	195.0	300.0	105.0	0.341	0.023	1.73	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic porphyry
07CR-14	7.5	262.0	254.5	0.291	0.016	1.63	Felsic porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	113.0	283.0	170.0	0.093	0.007	1.70	QFP with minor Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
07CR-13	283.0	293.0	10.0	0.478	0.008	1.84	Andesite
07CR-12	152.5	299.3	146.8	0.109	0.007	1.92	QFP
Includes	193.4	206.3	12.9	0.212	0.008	6.79	QFP
Includes	233.8	243.8	10.0	0.246	0.012	1.84	QFP
Includes	245.8	261.8	16.0	0.125	0.016	0.83	QFP
Includes	265.8	269.8	4.0	0.544	0.005	17.20	QFP
Includes	285.8	299.3	13.5	0.089	0.025	0.52	QFP
07CR-11	186.5	226.5	40.0	0.078	0.006	0.99	QFP with minor Andesite
07CR-11	226.5	272.0	45.5	0.241	0.005	0.88	Andesite

*Drill holes 07CR-09 and -10 did not intersect mineralized porphyry


N
2007 DRILL HOLE DETAIL
Hole Easting Northing Azimuth Dip Total
05CR09 641290 6016507 2 -45 260
05CR10 641292 6016494 8 -60 230
05CR11 641404 6016502 0 -50 300
05CR12 641404 6016502 7 -65 300
05CR13 641473 6016514 355 -55 300
05CR14 641781 6016551 5 -70 300
05CR15 641669 6016576 VERTICAL 300
FAULT
FAULT
SOUTH PORPHYRY
FAULT
FAULT
07CR-15
VERTICAL
07CR-14
-70
07CR-09
-45
07CR-10
-60
07CR-11
-50
07CR-12
-65
07CR-13
-55
WEST ZONE
SIMPLIFIED
MINERALIZED
PORPHYRY
PROJECTED
TO SURFACE
0 25 50 100
MANSON CREEK RESOURCES LTD
2007 DRILL COLLAR AND
DRILL TRACE
2005 DRILL COLLAR AND
DRILL TRACE
2007 CR COPPER MOLYBDENUM
DIAMOND DRILLING PROGRAM
SIMPLIFIED PLAN VIEW

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE — JUNE 12, 2007

News Release: 07-07 — Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Intersects 41 meters of 0.036% Molybdenum and 0.334% Copper

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the assay results for the recently completed diamond drill program on its CR copper – molybdenum project, located near Houston, British Columbia.

The seven hole drill program has further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

2007 CR Program Significant Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	217.0	300.0	83.0	0.347	0.025	1.68	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic Porphyry
07CR-14	7.5	102.0	94.5	0.447	0.014	2.44	Felsic Porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic Porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic Porphyry
07CR-14	144.0	188.0	44.0	0.313	0.025	1.35	Felsic Porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	269.00	293.00	24.0	0.324	0.016	1.89	QFP and Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
Includes	283.00	293.00	10.0	0.478	0.008	1.84	Andesite

The South porphyry was tested with drill holes 07CR-14 and 07CR-15 with significant mineralized intercepts both at surface and at depth. The Company notes that drill hole 07CR-15 ended in high molybdenum values.

Diamond drill holes 07CR-11 through 07CR-13 tested the contiguous West zone, which was discovered in the 2005 drilling campaign. Drill holes 07CR-09 and 07CR-10 stepped out along strike to the west to test for further extensions of the porphyry body. Drill hole 07CR-10 was abandoned early due to deteriorating drill pad conditions and did not reach its target depth.

The 2007 drilling outlined the strongly mineralized potential of the South porphyry and the drilling on the West zone has discovered at least two previously unknown normal faults. These faults have down dropped higher levels of the South porphyry to the current surface topography. The lower levels of the porphyry appear to be better mineralized than the upper levels which have been encountered to date on the West zone.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both the units are observed to host widespread copper and molybdenum mineralization. The felsic porphyry encountered during the 2007 campaign generally contains stronger mineralization than that observed in the QFP.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock), 2) disseminated and veinlet mineralization in the QFP, 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry and 4) molybdenite-rich stockworks. Intercepts, including 41.0 meters of 0.036% Molybdenum and 44.0 meters of 0.025% Molybdenum are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

The 2007 CR drill program entailed 7 drill holes that totaled 1,900 meters of NQ core. The details of the drill program are outlined on the attached plan map. Manson Creek is very pleased by the results of the 2007 program, as it has identified distinct, higher-grade zones within the South porphyry.

All assay work was performed by ICP at Eco Tech Laboratories of Kamloops, with gold done by standard fire assay method. The samples sent to the lab included blanks and duplicates to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geo.

Manson Creek

Manson Creek Resources Ltd. is a mineral exploration company with a focus on acquiring and advancing early stage Gold, Silver, Uranium, and Base Metal projects located in western Canada.

The Manson Creek technical team of professional geologists has assembled a comprehensive portfolio of uranium, precious and base metal projects in Saskatchewan, British Columbia, and the Yukon. These diverse projects, all at varied stages of exploration, offer excellent exposure to the favorable commodity markets.

"Regan Chernish"

Regan Chernish, P. Geo.
President and Director

Summary of Assays in Porphyry Units and Selected Andesite Intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
07CR-15	3.0	195.0	192.0	0.102	0.004	0.64	QFP
07CR-15	195.0	300.0	105.0	0.341	0.023	1.73	Felsic Porphyry
Includes	217.0	251.0	34.0	0.365	0.015	2.12	Felsic Porphyry
Includes	259.0	300.0	41.0	0.334	0.036	1.35	Felsic porphyry
07CR-14	7.5	262.0	254.5	0.291	0.016	1.63	Felsic porphyry
Includes	7.5	36.0	28.5	0.607	0.011	3.40	Felsic porphyry
Includes	40.0	102.0	62.0	0.386	0.016	2.13	Felsic porphyry
07CR-14	262.0	300.0	38.0	0.250	0.011	1.63	Breccia
07CR-13	113.0	283.0	170.0	0.093	0.007	1.70	QFP with minor Andesite
Includes	269.00	283.00	14.0	0.300	0.026	2.14	QFP
07CR-13	283.0	293.0	10.0	0.478	0.008	1.84	Andesite
07CR-12	152.5	299.3	146.8	0.109	0.007	1.92	QFP
Includes	193.4	206.3	12.9	0.212	0.008	6.79	QFP
Includes	233.8	243.8	10.0	0.246	0.012	1.84	QFP
Includes	245.8	261.8	16.0	0.125	0.016	0.83	QFP
Includes	265.8	269.8	4.0	0.544	0.005	17.20	QFP
Includes	285.8	299.3	13.5	0.089	0.025	0.52	QFP
07CR-11	186.5	226.5	40.0	0.078	0.006	0.99	QFP with minor Andesite
07CR-11	226.5	272.0	45.5	0.241	0.005	0.88	Andesite

*Drill holes 07CR-09 and -10 did not intersect mineralized porphyry


N
2007 DRILL HOLE DETAIL
Hole Easting Northing Azimuth Dip Total
05CR09 641290 6016507 2 -45 260
05CR10 641292 6016494 8 -60 230
05CR11 641404 6016502 0 -50 300
05CR12 641404 6016502 7 -65 300
05CR13 641473 6016514 355 -55 300
05CR14 641781 6016551 5 -70 300
05CR15 641669 6016576 VERTICAL 300
FAULT
FAULT
FAULT
FAULT
SOUTH PORPHYRY
07CR-15
VERTICAL
07CR-14
-70
07CR-09
-45
07CR-10
-60
07CR-11
-60
07CR-12
-65
07CR-13
-55
WEST ZONE
SIMPLIFIED
MINERALIZED
PORPHYRY
PROJECTED
TO SURFACE
MANSON CREEK RESOURCES LTD
2007 DRILL COLLAR AND
DRILL TRACE
2005 DRILL COLLAR AND
DRILL TRACE
2007 CR COPPER MOLYBDENUM
DIAMOND DRILLING PROGRAM
SIMPLIFIED PLAN VIEW

END